1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

August 1, 2012

Via Federal Express and EDGAR

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.

Form 20-F

Filed May 31, 2012

Form 20-F/A

Filed July 9, 2012

File No. 000-54726

Dear Ms. Ransom:

On behalf of our client, Sears Canada Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 27, 2012 (the “Comment Letter”) to Calvin McDonald, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, four copies of Amendment No. 2 and four marked copies of Amendment No. 2 showing changes against Amendment No. 1 to the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page and/or Item references in the text of this letter correspond to the pages and/or Items in Amendment No. 2, as applicable. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The following are the Company’s responses to the Comment Letter:

Form 20-FR/A, filed July 9, 2012

General

1.	The three representations requested at the bottom of our letter dated June 29, 2012 should be provided by you and not your counsel. Please provide such representations.

Response.

In response to the Staff’s comment, attached hereto as Exhibit A is a letter from the Company providing the representations referenced in the Staff’s comment.

Item 3. Key Information, page 5

Item 3.D. Risk Factors, page 6

We are exposed to a variety of legal proceedings..., page 11

2.	Please delete the newly added sentences at the end of the risk factor, as such sentences constitute mitigating language that is inappropriate for the risk factors section.

Response.

In response to the Staff’s comment, the Company has deleted the newly added sentences on page 11.

Item 5.B. Liquidity and Capital Resources, page 41

3.	We note your statement in the eighth paragraph on page 43 that accounts payable and accrued liabilities decreased $95.8 million in Fiscal 2011 to $576.8 million. However, it appears that accounts payable and accrued liabilities decreased $88.8 million in Fiscal 2011. Please revise or advise.

Response.

The Company advises the Staff that the decrease of $95.8 million refers to the change in accounts payable and accrued liabilities excluding finance costs in order to reconcile with the change in non-cash working capital included in the Consolidated Statements of Cash Flows. The Company acknowledges that the decrease in accounts payable and accrued liabilities calculated directly from the Consolidated Statements of Financial Position is $88.8 million. In response to the Staff’s comment and to provide clarity to investors, the Company has revised its disclosure on page 43.

4.	We also note your statement that income and other taxes payable decreased $19.2 million in Fiscal 2011 to $43.8 million. However, it appears that these amounts decreased $22.5 million in Fiscal 2011. Please revise or advise.

Response.

The Company advises the Staff that the decrease of $19.2 million refers to the change in income and other taxes payable excluding income tax expense (recovery) and income and other tax payments items disclosed in other lines in the Consolidated Statements of Cash Flows. The Company acknowledges that the decrease in income taxes and other taxes payable calculated directly from the Consolidated Statements of Financial Position is $22.5 million. In response to the Staff’s comment and to provide clarity to investors, the Company has revised its disclosure on page 43.

Q1 2012, page 44

5.	We note your discussion of the changes in non-cash working capital in the third paragraph on page 45. Please provide an explanation of the amounts included in and excluded from non-cash working capital in your disclosures.

Response.

The Company has revised its disclosure on page 45 to include a description of the items comprising the changes in non-cash working capital.

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

General

6.	Please note that generally revisions to registration statements on Form 20F-R are made in the next amendment of the registration statement. Absent some inability to make the changes in the next amendment, please provide the disclosures you proposed to provide in your responses to comments 19, 22, 23, 24, 25 and 31 in the next amendment to your Form 20-F.

Response.

The Company acknowledges the Staff’s comment and respectfully submits that, as a “reporting issuer” in all of the provinces and other jurisdictions of Canada with financial statements filed with all of the Canadian securities regulators, any amendments made to the financial statements would require restatement in Canada.

Based on the nature of the proposed disclosure changes, the Company believes the most practicable approach to incorporating the proposed additional disclosure is to make such changes beginning with the financial statements the Company will furnish to the Commission on Form 6-K within 45 days from July 28, 2012, which, in response to the Staff’s comment, will include the following disclosures:

Response #19

The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended July 28, 2012	13-Week Period Ended July 30, 2011	26-Week Period Ended July 28, 2012	26-Week Period Ended July 30, 2011

Home and Hardlines	TBD	327.2	TBD	600.3

Major Appliances	TBD	210.0	TBD	413.8

Apparel and Accessories	TBD	378.3	TBD	707.5

Other Merchandise Revenue	TBD	111.0	TBD	178.8

Commission Revenue	TBD	27.5	TBD	55.4

Licensee Revenue	TBD	6.8	TBD	14.5

Services and Other	TBD	86.9	TBD	169.9

Total Revenue	TBD	1,147.7	TBD	2,140.2

In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, which includes the identification of the Chief Operating Decision Maker, the identification of operating segments (which has been done based on Company formats), and the aggregation of operating segments. The Company has aggregated its operating segments into one reportable segment, which derives its revenue from the sale of merchandise and related services to customers.

Response #22

In July 2008, the Company amended its defined benefit plan by introducing a defined contribution component and closing the defined benefit component to new participants. As such, the defined benefit plan continues to accrue benefits related to future compensation increases but no further service credit is earned, and no contributions are made by employees.

Responses #23, 24 and 25

The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material effect on the Company’s unaudited Condensed Consolidated Financial Statements, including its unaudited Condensed Consolidated Statements of Financial Position, unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), and unaudited Condensed Consolidated Statements of Cash Flows.

Three class actions in the provinces of Quebec, Saskatchewan and Ontario were commenced against the Company in 2005 arising out of the Company’s pricing of tires. The plaintiffs allege that the Company inflated the regular retail price of certain brands of tires sold by the Company in order to then claim that the same brands were on sale for up to 45% off the regular retail price so as to induce potential customers into believing that substantial savings were being offered. The plaintiffs seek general damages, special damages, and punitive damages, as well as costs, pre-judgment and post-judgment interest. No dollar amounts are specified. The Company believes that these claims are without merit, and intends to defend them vigorously. The Company believes it is probable that neither a settlement nor judgment will likely result in a material outflow of economic resources embodying economic benefit related to these actions.

In response to the Staff’s comment, the Company has revised its disclosure on page 29 to reflect the proposed disclosure relating to the class actions in Quebec, Saskatchewan and Ontario set forth above.

Note 2.2 Basis of preparation and presentation, page F-8

7.	We note your response to comment 19 in our letter dated June 29, 2012. You state that your Retail stores, Direct and Sears Home Services formats, which represent approximately 97% of your revenues, represent operating segments based on paragraph 5 of IFRS 8 and have been aggregated because they meet the aggregation criteria set forth in paragraph 12 of IFRS 8. To support your assertion, please provide us with your analysis of how each of these operating segments met the aggregation criteria set forth in paragraph 12 (a) through (d) of IFRS 8.

Response.

The Company advises the Staff that, similar to other large retailers, the Company’s operating formats comprising Retail Stores, Direct and Sears Home Services have similar economic characteristics. The three formats have experienced similar performance trends over the last three years, and the correlation of those trends is not expected to be significantly different in the future. All three formats have experienced similar rates of revenue decline, similar gross margin trends, and similar rates of capital investment over the last three years, which is consistent with the level of correlation and interdependence of the three formats. Furthermore, the margins and margin trends experienced for the same product and service categories are similar across the three formats. In addition, the three formats operate in similar geographic territories across Canada.

The Sears Home Services format and the Retail Store and Direct formats are highly interdependent. For example, Sears Home Services format supports sales made through the Direct and Retail Store formats through the provision of warranty services and repair services for products sold in the Direct and Retail Store formats. The Sears Home Services format generates the majority of its revenues through the sale of extended warranty services and other after-market services to existing Retail Store and Direct customers, with a substantial portion of this revenue being derived from the “bundling” of these services with sales of merchandise products, such as major appliances, at the point of sale. The performance of these services is closely related to the performance of the other formats, and the number of extended warranty service agreements sold is highly correlated to the number of appliances sold in the Retail Store and Direct formats. In addition, substantially all procurement activities for the three formats are managed centrally.

The Company advises the Staff that the formats meet the aggregation criteria in paragraph 12 (a) through (d) of IFRS 8 as follows:

IFRS 8 paragraph 12 (a) The nature of products and services

The nature of the products and services sold in the Retail Store, Direct and Sears Home Services formats is similar. Specifically, the Retail Store format sells Apparel & Accessories, Home & Hardlines, Major Appliances and home installation products and services. The Direct format sells Apparel & Accessories, Home & Hardlines and Major Appliances. The Sears Home Services format sells home installation products and services. The Sears Home Services format also supports sales made through the Direct and Retail Store formats, e.g. through the provision of warranty services and repair services for products sold in the Direct and Retail Store formats. As such, these three formats are inextricably linked through the provision of the same bundle of goods and services to customers.

IFRS 8 paragraph 12 (b) The nature of production processes

None of the three formats utilize a production process. The three formats are in the retail business selling finished goods to customers; therefore, this criteria is not applicable.

IFRS 8 paragraph 12 (c) Type or class of customer for their products and services

The three formats primarily target the same retail class of customer for their products and services, namely Canadian families.

IFRS 8 paragraph 12 (d) Methods used to distribute their products or provide their services

The three formats distribute products and services directly to customers in accordance with the customers’ preferences. In the Retail Store format, customers can pick up merchandise from the store floor, order merchandise through catalogues for pick-up at the store or order products and services to be delivered to their homes. In the Direct format, customers can order merchandise through catalogues or the internet for pick-up at stores or drop-off locations or delivery to their homes. In the Sears Home Services format, the customer can pick up merchandise directly in the store, order merchandise for pick-up or order merchandise or services for delivery to their homes.

Note 29. Net (loss) earnings per share, page F-54

8.	Please disclose the number of instruments that could potentially dilute basic earnings per share in the future, which were not included in the calculation of diluted earnings per share because they were anti-dilutive for the period(s) presented. Please refer to paragraph 70 (c) of IAS 33.

Response.

The Company acknowledges the Staff’s comment and respectfully submits that the number of equity instruments not included in the calculation of diluted earnings per share were immaterial and the Company’s investors are able to determine that there is not a material amount of equity instruments currently outstanding. The Company will continue to monitor the number of equity instruments outstanding and will amend the disclosure in the future if it becomes more significant.

Unaudited Condensed Consolidated Financial Statements for the Fiscal Quarter Ended April 28, 2012, page F-63

Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), page F-65

9.	We note your response to comment 30 in our letter dated June 29, 2012. To help us understand your accounting for the lease transaction and related gain, please provide an explanation of the details of this transaction. In your response, please include the following:

•	an explanation of what prompted the transaction and what the payment from the lessor represents;

•	a supplementary calculation of the gain on termination; and

•	an explanation of how you are accounting for the lease payments for the remaining six months you plan to occupy the leased premises.

Response.

The Company advises the Staff that the accounting for the lease transaction is based on the unique circumstances and facts accompanying the lease terminations.

The Company was a long-term and important anchor tenant in the three properties included in the transaction. The landlord of the three properties proposed to terminate early the three leases and vacate the premises for its own undisclosed strategic purposes, in return for significant compensation relative to the income the Company was earning from normal operations of the three locations. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon their analysis of the potential returns from successful redevelopment of the anchor location, as well as a potential benefit for the remainder of the properties.

The Company is not actively pursuing any similar arrangements other than as currently disclosed.

The gain on the transaction recorded in Q1 2012 is calculated as the gross proceeds from the landlord of $170 million, less the de-recognition of leasehold improvements of $5.7 million. There are no further financial obligations under the agreement payable by the Company. The lease payments, which amount to $3.2 million for the remaining six months, will continue to be expensed on a straight-line basis.

In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 42.

10.	We note the gain related to your lease transaction is material and we agree that there is no specific direct IFRS or U.S. GAAP guidance applicable to the transaction. To assist your investors in understanding this transaction, please revise your disclosure to more clearly explain the economic reasons for the termination and your accounting policies with respect to this transaction. Please refer to IAS 1, paragraphs 117 through 119.

Response.

The Company advises the Staff that the accounting for the lease transaction is based on the unique circumstances and facts accompanying the lease terminations as described in the Company’s response to comment no. 9. Accordingly, the Company has not disclosed a specific accounting policy for lease terminations. The Company reviewed the guidance in paragraph 15 of IAS 34 in determining the appropriate level of disclosure in relation to the lease transaction.

In response to the Staff’s comment, the Company will provide additional disclosure in the financial statements the Company will furnish to the Commission on Form 6-K within 45 days from July 28, 2012, detailing the nature and rationale of the transaction as follows:

On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon its analysis of the potential returns from redevelopment.

On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million for the 13-week period ended April 28, 2012, net of transaction costs of $5.7 million, including the de-recognition of leasehold improvements. The Company will exit all three properties by October 31, 2012, and has no further financial obligation related to the transaction.

*     *     *

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Dietrich King

Charles Lee

James Allegretto

Sondra Snyder

(Securities and Exchange Commission)

Sharon Driscoll

Klaudio Leshnjani

(Sears Canada Inc.)

Patricia A. Koval

Andrew J. Beck

David A. Seville

(Torys LLP)

Tony Grnak

(Deloitte & Touche LLP)

Exhibit A

August 1, 2012

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.

Form 20-F

Filed May 31, 2012

Form 20-F/A

Filed July 9, 2012

File No. 000-54726

Dear Ms. Ransom:

On the date hereof, Sears Canada Inc. (the “Company”) is filing Amendment No. 2 to its Registration Statement on Form 20-F (“Amendment No. 2”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 27, 2012 (the “Comment Letter”). In connection with the filing of Amendment No. 2 and in response to comment no. 1 in the Comment Letter, the Company hereby makes the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call Mile T. Kurta at (212) 880-6363.

Very truly yours,

/s/ Klaudio Leshnjani
Klaudio Leshnjani Senior Vice-President and General Counsel